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May 22, 2013

VIA EDGAR

Ms. Alexandra Ledbetter

Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Buckeye Technologies Inc.
Schedule TO-T
Filed May 7, 2013 by Georgia-Pacific LLC and GP Cellulose Group LLC
File No. 005-48529

Dear Ms. Ledbetter:

On behalf of Georgia-Pacific LLC (“Georgia-Pacific”) and GP Cellulose Group LLC (the “Purchaser,” and, together with Georgia-Pacific, the “Filers”), we hereby submit this letter in response to the May 14, 2013 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the above-captioned Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), in connection with the tender offer by the Purchaser, an indirect wholly-owned subsidiary of Georgia-Pacific, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Buckeye Technologies Inc. (“Buckeye”) at a price of $37.50 per share in cash (the “Offer”). The Filers have also filed Amendment No. 3 (the “Amendment”) to the Schedule TO. In addition to responding to the Staff’s comments, the Amendment updates the Schedule TO to reflect facts and events that occurred since the filing of the Schedule TO and the latest amendment thereto.

The Filers’ responses are as set forth below. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the responses. Where the disclosure in the Amendment has been revised in response to the Staff’s comments, we have noted the applicable sections of the Amendment in our response to the comment. Capitalized terms used and not otherwise defined in this letter shall have the meanings assigned to such terms in the Offer to Purchase, filed as Exhibit (a)(1)(i) to the Schedule TO.

May 22, 2013

Certain Projections, page 28

1. We noticed that the projections were not prepared in accordance with GAAP. Advise us, with a view towards revised disclosure, whether any consideration was given to the application of Regulation G or Item 10(e) of Regulation S-K.

Response: As the Filers noted on page 28 of the Offer to Purchase, the projected financial information disclosed in the Offer to Purchase was provided to the Filers by Buckeye’s management as part of the Filers’ due diligence process. The Filers disclosed the projected financial information because the Filers believed that such information may be material information that was not, at the time of the disclosure, otherwise available to Buckeye’s security holders. Buckeye’s management did not provide a reconciliation of non-GAAP financial measures to the Filers as part of the Filers’ due diligence process.

The Filers further note that Rule 100(a) of Regulation G sets forth requirements that apply when a “registrant, or person acting on its behalf, publicly discloses material information that includes a non-GAAP financial measure.” Rule 101 of Regulation G states that “a registrant subject to [Regulation G] is one that has a class of securities registered under Section 12 of the Securities Exchange Act (15 U.S.C. 78l), or is required to file reports under Section 15(d) of the Securities Exchange Act (15 U.S.C. 78o(d)).” Likewise, Item 10(e) of Regulation S-K addresses the requirements for the disclosure of non-GAAP financial measures by a “registrant.” We respectfully submit that the Filers are not “registrants” and are not acting on behalf of a “registrant” for purposes of Regulation G or Item 10(e) of Regulation S-K and, therefore, the requirements of Regulation G and Item 10(e) of Regulation S-K do not apply to the Schedule TO-T.

The Filers are aware that Buckeye received a similar comment from the Staff regarding the application of Regulation G or Item 10(e) of Regulation S-K to Buckeye’s disclosure of projected financial information in its Solicitation/Recommendation Statement on Schedule 14D-9. We understand that Buckeye intends to amend its Schedule 14D-9 in response to the Staff’s comment to disclose a GAAP reconciliation.

Conditions to the Offer, page 64

2. We note the condition on page 64 stipulating any mandated filing having been made. We further note the statement on page 66 that the conditions may be asserted by the bidder “regardless of the circumstances giving rise to any such conditions[.]” We have no objection to the inclusion of offer conditions provided that they are objectively determinable. Please revise to remove the implication that the offer could be considered illusory and in contravention of Exchange Act Section 14(e) because action or inaction by the bidder may result in the terms of a condition being met.

May 22, 2013

Response: The Filers confirm to the Staff their understanding that the conditions to the Offer should be objectively determinable and not wholly within the control of the Purchaser to avoid any implication that the Offer could be considered illusory and in contravention of the Exchange Act. We respectively submit, however, that the text noted by the Staff properly reflects the provisions of the Merger Agreement, negotiated at arms-length, that address the actions required to be taken by the Purchaser to obtain the requisite governmental approvals that are conditions to the Offer, as well as certain actions that the Purchaser expressly is not required to take to obtain the requisite governmental approvals (such as limitations on divestiture obligations).1

The Merger Agreement provides, in general terms, that the Purchaser is obligated to use its commercially reasonable best efforts to consummate the Offer and the other transactions contemplated by the Merger Agreement, including making all necessary filings under applicable law with respect to the Offer. These provisions represent contractual obligations of the Purchaser, fully enforceable by Buckeye, and are disclosed as such to security holders beginning on page 54 of the Offer to Purchase under the caption “Section 13—The Merger Agreement; Other Agreements—Merger Agreement—Appropriate Action; Consents; Filings.” If the Purchaser were to breach these covenants, this “inaction” would be the basis for a claim, as to which Buckeye would be entitled to an award of specific performance to cause the Purchaser to comply. Because these contractual obligations of the Purchaser, and Buckeye’s right to obtain a specific performance remedy, are fully described in the Offer to Purchase, we respectfully submit that there is no implication that the Offer could be considered illusory.

In addition, upon review of the disclosure in the Offer to Purchase in response to the Staff’s comment, the Filers have amended the third bullet point under the caption “Section 14—Conditions of the Offer” in the Offer to Purchase to clarify that the mandated filings relate only to “Other Required Governmental Approvals” as defined in the Offer to Purchase and described in the Offer to Purchase under the caption “Section 15—Certain Legal Matters—Antitrust Matters.” The amended disclosure is set forth as marked below:

“• any other approval, waiver or consent of any Governmental Entity required under applicable law to complete the Offer and the Merger (“Other Required Governmental Approvals”) has not been obtained, any waiting period thereunder (or extension thereof) has not lapsed or any mandated filing thereunder has not been made at or prior to the Expiration Date (the “Other Governmental Approvals Condition”) (see Section 15—“Certain Legal Matters—Antitrust Matters”);”

[1]	The referenced language on page 66 in the Offer to Purchase (as amended in response to comment 3) reads in full: “The foregoing conditions are for the sole benefit of the Purchaser, and, except as restricted by the Merger Agreement, may be asserted by the Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by the Purchaser in its sole discretion in whole or in part at any time and from time to time at or prior to the Expiration Date, in each case subject to the terms of the Merger Agreement” (emphasis added).

May 22, 2013

The Filers supplementally confirm to the Staff their understanding that they may not intentionally cause the failure of a condition to the Offer through their action or inaction, except to the extent such actions or inactions are permitted under the Merger Agreement and disclosed in the Schedule TO or Offer to Purchase, as applicable, and otherwise comply with the rules and regulations of the Commission.

3. Refer to the following sentence on page 66: “The foregoing conditions…may be asserted by the Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by the Purchaser in whole or in part at any time and from time....” Please also revise the disclosure to state that all conditions to the offer, other than those which are dependent upon the receipt of regulatory approval, will be satisfied or waived at or before the expiration date of the offer.

Response: In response to the Staff’s comment, the Filers have amended the final paragraph under the caption “Section 14—Conditions of the Offer” in the Offer to Purchase as marked below:

“The foregoing conditions are for the sole benefit of the Purchaser, and, except as restricted by the Merger Agreement, may be asserted by the Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by the Purchaser in its sole discretion in whole or in part at any time and from time to time at or prior to the Expiration Date, ~~and in its sole discretion~~ in each case subject to the terms of the Merger Agreement. Any reference in the Offer to Purchase or the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is waived. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the Expiration Date.”

4. Refer to the following sentence on page 66: “The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.” If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Furthermore, when an offer condition is triggered by events that occur before the expiration of the offer, the bidder should inform target security holders how the bidder intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder’s understanding in the response letter. See Exchange Act Rule 14d-3(b)(1) and Rule 14d-4(d)(1).

May 22, 2013

Response: The Filers confirm their understanding that, if a listed condition to the Offer is triggered and the Purchaser continues to proceed with the Offer anyway, absent timely notice to security holders to the contrary pursuant to Rule 14d-3, this determination will constitute a waiver of the triggered condition and that, depending on the materiality of the waived condition and the number of days remaining in the Offer, the Purchaser may be required to extend the Offer and circulate new disclosure to security holders.

The Filers further confirm that when the failure of a material condition to the Offer results from events that occur before the expiration of the Offer (as it may be extended in accordance with the terms of the Merger Agreement), the Filers will inform security holders how they intend or are required to proceed as promptly as practicable in the circumstances, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer.

Fees and Expenses, page 70

5. We noticed that MacKenzie Partners has been retained as an information agent that might be soliciting tenders of shares into the offer. Advise us, with a view toward revised disclosure, what consideration has been given to quantifying the compensation paid to MacKenzie Partners. In addition, advise us what consideration has been given to the application of Exchange Act Rule 14d-9 to the solicitations or recommendations that MacKenzie Partners will be making to security holders.

Response: The Purchaser engaged MacKenzie Partners (“MacKenzie”) to provide customary services as its information agent in connection with the Offer, including distribution of the Offer to Purchase and related materials to Buckeye’s security holders and providing information to Buckeye’s security holders pursuant to these materials. In connection with the retention of MacKenzie as information agent, the Purchaser agreed to pay MacKenzie a customary retainer that will be credited against a final fee that will be mutually agreed upon by the Purchaser and MacKenzie after completion of the Offer based upon, among other things, the scope of services provided by MacKenzie, the specifics of the tender offer and the security holder profile. The Filers are therefore unable to quantify the compensation to be paid to MacKenzie at this time.

The Filers respectfully submit that Rule 14d-9 is not applicable to MacKenzie in connection with the Offer. Exchange Act Rule 14d-9 applies, in relevant part, “only to . . . [a]ny person who makes a solicitation or recommendation to security holders . . . on behalf of the bidder other than by means of a solicitation or recommendation to security holders which has been filed with the Commission pursuant to Rule 14d-3.” Rule 14d-9(e)(1) (emphasis added). On May 7, 2013, the Filers filed the Schedule TO and all related exhibits, including the Offer to Purchase and the Letters of Transmittal, pursuant to Rule 14d-3. The Filers will file any additional tender offer solicitation materials used by or on behalf of the Filers on an amendment to the Schedule TO on the date of first use, pursuant to Rule 14d-3. Because MacKenzie is acting on behalf of the Filers using solicitation materials filed pursuant to Rule 14d-3, Rule 14d-9 is not applicable.

May 22, 2013

Miscellaneous, page 71

6. Refer to the following sentences on page 71: “If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.” Please explain to us how limiting participation in this manner is consistent with Exchange Act Rule 14d-10(a)(1). If the bidder is attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. See also the Commission’s guidance in SEC Release No. 34-58597, Part II.G.1 (September 19, 2008).

Response: The Filers confirm that the language quoted in the Staff’s comment only refers to excluding target security holders in a state pursuant to Rule 14d-10(b)(2). The Filers have amended the first paragraph under the caption titled “Section 18—Miscellaneous” in the Offer to Purchase as follows:

“We are making the Offer to all holders of Shares other than Buckeye. We are not aware of any ~~jurisdiction~~ state in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such ~~jurisdiction~~ state. If the Purchaser becomes aware of any ~~jurisdiction~~ state in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such ~~jurisdiction~~ state.”

Attached hereto as Exhibit A is the written acknowledgement requested by the Staff.

Signatures follow.

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-7666 or Bradley C. Faris at (312) 876-6514.

Very truly yours,

/s/ Mark D. Gerstein Mark D. Gerstein of LATHAM & WATKINS LLP

Encl.

cc:	Joseph R. Martin, Georgia-Pacific LLC
Bradley C. Faris, Latham & Watkins LLP
Timothy P. FitzSimons, Latham & Watkins LLP
Derek M. Winokur, Dechert LLP
William J. Tuttle, Dechert LLP

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GP Cellulose Group LLC

By:	/s/ David G. Park
Name:	David G. Park
Title:	President

Georgia-Pacific LLC

By:	/s/ David G. Park
Name:	David G. Park
Title:	Senior Vice President—Strategy and Business Development